FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


 X              Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 [Fee Required]
                  For the Fiscal Year Ended December 31, 1994

___           Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]
           For the Transition Period From ___________ To __________



                         Commission File Number 1-5502



                      ZURN/NEPCO RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)



                             ZURN INDUSTRIES, INC.
                   One Zurn Place, Erie, Pennsylvania 16505
     (Name and address of issuer of securities held pursuant to the Plan)








Pension Committee
Zurn Industries, Inc.
Erie, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Zurn/NEPCO Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zurn/NEPCO Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1994, and loans or fixed income obligations for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    /s/ Pashke Twargowski & Lee

Erie, Pennsylvania
October 11, 1995









STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ZURN/NEPCO RETIREMENT SAVINGS PLAN




                                                          December 31
                                                     1994            1993
ASSETS
Investments in T. Rowe Price Funds:
  U.S. Treasury Money                             $  960,357      $  906,824
  U.S. Treasury Intermediate                          14,646
  New Income                                         219,579         256,413
Balanced                                              77,858
  Capital Appreciation                             1,757,743       1,424,286
  Equity Index                                     1,226,294       1,126,505
  International Stock                                360,970
  OTC                                                 55,369
                                                   4,672,816       3,714,028
Participants' loans                                  221,555         117,626
Contributions receivable:
  Participants'                                       38,184          57,742
  Employers'                                          10,470          17,068
  TOTAL ASSETS                                     4,943,025       3,906,464

FORFEITED EMPLOYERS' CONTRIBUTIONS                    23,562          27,865

NET ASSETS AVAILABLE FOR BENEFITS                 $4,919,463      $3,878,599



See notes to financial statements.





















STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1994

                                                               T. Rowe Price Funds
                                           U.S. Treasury             New                         Capital
                                      Money        Intermediate     Income         Balanced    Appreciation
ADDITIONS
Investment income (loss):
 Dividends                         $   32,619      $      587      $   16,328      $    3,750   $  139,112
 Net (depreciation) in
   value of investments                                  (700)        (21,794)         (4,164)     (80,215)
                                       32,619            (113)         (5,466)           (414)      58,897
Contributions:
 Participants'                        228,335           2,486          98,460          15,795      414,694
 Employers'                            68,708             877          26,818           3,955      106,452
Participants' loan interest             2,147                             391             233        3,725
  TOTAL ADDITIONS                     331,808           3,250         120,203          19,569      583,768

DEDUCTIONS
Benefits paid to participants         155,576              85          29,041             415      172,703
Forfeited employers' contributions      9,993                           6,185             171       22,776
  TOTAL DEDUCTIONS                    165,569              85          35,226             586      195,479

 NET ADDITIONS                        166,239           3,165          84,977          18,983      388,289

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     906,824                         256,413                    1,424,286
Transfers                            (112,707)         11,481        (121,811)         58,875      (54,832)
End of year                        $  960,357      $   14,646      $  219,579      $   77,858   $1,757,743



See notes to financial statements.

                                                     -4-
/TABLE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Continued

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1994

                                               T. Rowe Price Funds
                                     Equity      International
                                     Index           Stock             OTC            Other        Total
ADDITIONS
Investment income (loss):
 Dividends                         $   45,759      $   22,134      $    5,716                   $  266,005
 Net (depreciation) in
   value of investments               (33,620)        (32,242)         (5,426)                    (178,161)
                                       12,139         (10,108)            290                       87,844
Contributions:
 Participants'                        306,932         131,710          15,218      $  (19,558)   1,194,072
 Employers'                            78,827          28,297           4,138           1,768      319,840
Participants' loan interest             2,962             468             109                       10,035
  TOTAL ADDITIONS                     400,860         150,367          19,755         (17,790)   1,611,791

DEDUCTIONS
Benefits paid to participants         125,159          13,566             219          11,216      507,980
Forfeited employers' contributions     16,414           3,290              55           4,063       62,947
  TOTAL DEDUCTIONS                    141,573          16,856             274          15,279      570,927

 NET ADDITIONS (DEDUCTIONS)           259,287         133,511          19,481         (33,069)   1,040,864

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                   1,126,505                                         164,571    3,878,599
Transfers                            (159,498)        227,459          35,888         115,145
End of year                        $1,226,294      $  360,970      $   55,369      $  246,647   $4,919,463



See notes to financial statements.

                                                     -5-
/TABLE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1993

                                                                T. Rowe Price Funds
                                   U.S. Treasury                      New                        Capital
                                       Money                         Income                    Appreciation
ADDITIONS
Investment income:
 Dividends                         $   19,276                      $    9,610                   $   54,732
 Net appreciation (depreciation)
   in value of investments                                               (900)                     102,774
                                       19,276                           8,710                      157,506
Contributions:
 Participants'                        329,838                         105,059                      476,166
 Employers'                            99,380                          24,166                      119,756
Participants' loan interest             1,633                              82                        1,973
  TOTAL ADDITIONS                     450,127                         138,017                      755,401

DEDUCTIONS
Benefits paid to participants          81,663                           5,159                       68,395
Forfeited employers' contributions    (16,272)                            811                        7,919
  TOTAL DEDUCTIONS                     65,391                           5,970                       76,314

 NET ADDITIONS                        384,736                         132,047                      679,087

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     616,154                          54,523                      751,845
Transfers                             (94,066)                         69,843                       (6,646)
End of year                        $  906,824                      $  256,413                   $1,424,286



See notes to financial statements.

                                                     -6-
/TABLE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Continued

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1993
                                    T. Rowe
                                   Price Fund
                                     Equity
                                     Index                            Other                          Total
ADDITIONS
Investment income:
 Dividends                         $   23,988                                                    $  107,606
 Net appreciation in
   value of investments                59,931                                                       161,805
                                       83,919                                                       269,411
Contributions:
 Participants'                        340,675                      $   10,202                     1,261,940
 Employers'                            94,551                           6,113                       343,966
Participants' loan interest             2,735                                                         6,423
  TOTAL ADDITIONS                     521,880                          16,315                     1,881,740

DEDUCTIONS
Benefits paid to participants          99,461                           7,771                       262,449
Forfeited employers' contributions      7,542                          29,769                        29,769
  TOTAL DEDUCTIONS                    107,003                          37,540                       292,218

 NET ADDITIONS (DEDUCTIONS)           414,877                         (21,225)                    1,589,522

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     726,397                         140,158                     2,289,077
Transfers                             (14,769)                         45,638
End of year                        $1,126,505                      $  164,571                    $3,878,599



See notes to financial statements.
                                                     -7-
/TABLE

NOTES TO FINANCIAL STATEMENTS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

December 31, 1994


PLAN DESCRIPTION

The Zurn/NEPCO Retirement Savings Plan is a defined contribution plan providing retirement benefits through participant-directed investments to participants in the National Energy Production Corporation Pension Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company has agreed to contribute participants' elective deferrals of up to 18% of eligible compensation plus one-half of such amounts up to 2% of eligible compensation. Participants also may contribute non-taxed distributions from other employers' qualified plans and they may borrow from their accounts subject to specified limitations.

Information about the Plan agreement and the benefit provisions is contained in the "Summary Plan Description" which may be obtained from Zurn Industries, Inc., the Plan Administrator.


SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investments The investments are stated at market value as determined by the funds.

Investment Transactions Investment transactions are recorded as of the date the order to buy or sell is executed with realized gains and losses being included in investment income as a component of the net appreciation (depreciation) in the value of investments.

Participants' Loans Participants' loans are stated at the principal amount due from the participants.

Dividends  Dividend income is recognized on the ex-dividend date.

Expenses  Administrative expenses are paid by the Plan Administrator.


INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

ZURN/NEPCO RETIREMENT SAVINGS PLAN

December 31, 1994


ASSETS OWNED AT YEAR-END
                                                  Cost      Current Value
T. Rowe Price Funds:
 U.S. Treasury Money                        $  960,357         $  960,357
 U.S. Treasury Intermediate                     15,343             14,646
 New Income                                    235,478            219,579
 Balanced                                       81,812             77,858
 Capital Appreciation                        1,771,691          1,757,743
 Equity Index                                1,181,544          1,226,294
 International Stock                           393,681            360,970
 OTC                                            60,798             55,369

Participants' loans - 7% to 9.5% interest          -0-            221,555

































SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1994


                              Amount Received
                   Original   During The Year    Unpaid      Amount Overdue
                    Amount  Principal  Interest  Balance  Principal  Interest

John R. Bunch       $1,422     $91         $9    $1,331    $1,331      $-0-
1059 Military Turnpike     Participant loan - 7%
Plattsburgh, NY 12901      Distributed to participant







































                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Pension Committee of Zurn Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            ZURN/NEPCO RETIREMENT SAVINGS PLAN
                                            (Plan)



February 7, 1996                            /s/ James A. Zurn
                                            James A. Zurn, Chairman
                                            Pension Committee of
                                              Zurn Industries, Inc.





































                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Zurn/NEPCO Retirement Savings Plan of our report dated October 11, 1995 with respect to the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Zurn/NEPCO Retirement Savings Plan.

                                             /s/ Pashke Twargowski & Lee



Erie, Pennsylvania
February 7, 1996







































                                     -12-